Shanda Reports Second Quarter 2010 Unaudited Results

- Second Quarter 2010 Net Revenues Increased 10% YoY to US$200.6 Million, Non-GAAP Diluted Earnings
per ADS were US$0.56

Shanghai, China—September 9, 2010—Shanda Interactive Entertainment Limited (NasdaqGS: SNDA), or Shanda, a leading interactive entertainment media company in China, today announced its unaudited consolidated financial results for the second quarter ended June 30, 2010.

Second Quarter 2010 Highlights(1)

•	Consolidated net revenues increased 4% quarter-over-quarter and increased 10% year-over-year to RMB1,362.5 million (US$200.6 million).

•	Shanda Games’ revenues decreased 3% quarter-over-quarter and decreased 4% year-over-year to RMB1,112.7 million (US$163.9 million).

•	Shanda Online’s revenues decreased 2% quarter-over-quarter and decreased 4% year-over-year to RMB248.9 million (US$36.7 million).

•	Other revenues increased 42% quarter-over-quarter and increased 150% year-over-year to RMB268.6 million (US$39.5 million).

•	Non-GAAP(2) operating income was RMB299.1 million (US$44.0 million), compared to RMB397.9 million in the first quarter of 2010 and RMB531.5 million in the second quarter of 2009.

•	Non-GAAP(2) net income attributable to ordinary shareholders was RMB234.8 million (US$34.5 million), compared to RMB272.4 million in the first quarter of 2010 and RMB445.0 million in the second quarter of 2009. Non-GAAP earnings per diluted ADS were RMB3.84 (US$0.56), compared to RMB3.96 in the first quarter of 2010 and RMB6.40 in the second quarter of 2009.

(1) The conversion of Renminbi (RMB) into U.S. dollars in this release is based on RMB6.7909 to US$1.00 as published by the People’s Bank of China on June 30, 2010. The percentages stated in this press release are calculated based on the RMB amounts.
(2) An explanation of the Company’s non-GAAP financial measures is included in the “Non-GAAP Financial Measures” section below. Related reconciliations to GAAP financial measures are included at the end of the accompanying financial statements.

¡§In the second quarter of 2010, our revenue rose 10% over the same period last year as we continue to gain traction with our diversification strategy,” said Tianqiao Chen, Chairman, Chief Executive Officer and President of Shanda. “Our strategy to ‘centralize the platform and decentralize the content’ is beginning to pay off as our efforts to develop new technology, cultivate content and explore new markets are driving an increasing number of users through different channels to our growing platform. This critical period of transformation that we are currently in is laying a foundation that will allow us to become a leading interactive entertainment media group.”

Conference Call and Webcast Notice

Shanda will host a conference call at 10:30 a.m. on September 9, 2010 Beijing/Hong Kong time (10:30 p.m. on September 8, 2010 Eastern Time), to present an overview of the Company’s financial performance and business operations. A live webcast of the conference call will be available on the Company’s corporate website at http://www.snda.com.
Second Quarter 2010 Financial Results(1)

Net Revenues. Net revenues were RMB1,362.5 million (US$200.6 million), representing an increase of 4% from RMB1,311.7 million in the first quarter of 2010 and an increase of 10% from RMB1,237.2 million in the second quarter of 2009. The quarter-over-quarter increase was primarily due to a rise in other revenues, which were partially offset by the decrease in Shanda Games’ and Shanda Online’s revenues.

Shanda Games’ revenues, including MMORPGs and advanced casual games, were RMB1,112.7 million (US$163.9 million) in the second quarter of 2010, representing a decrease of 3% from RMB1,143.2 million in the first quarter of 2010 and a decrease of 4% from RMB1,158.5 million in the second quarter of 2009.

Shanda Online’s revenues decreased 2% quarter-over-quarter and decreased 4% year-over-year to RMB248.9 million (US$36.7 million), mainly as a result of the decline in revenue at Shanda Games, which is the major customer of Shanda Online.

Other revenues, including Ku6 (formerly named Hurray! Holding Co., Ltd.), literature, chess and board games platform, e-sports platform and other businesses, increased 42% quarter-over-quarter and increased 150% year-over-year to RMB268.6 million (US$39.5 million). Excluding Ku6, other revenues increased 49% quarter-over-quarter and increased 107% year-over-year to RMB222.9 million (US$32.8 million).

Gross Profit. Consolidated gross profit was RMB830.7 million (US$122.3 million), representing a 3% decrease from RMB859.2 million in the first quarter of 2010 and an 8% decrease from RMB899.0 million in the second quarter of 2009. Gross margin was 61.0% in the second quarter of 2010, compared to 65.5% in the first quarter of 2010 and 72.7% in the second quarter of 2009.

Shanda Games gross profit was RMB645.6 million (US$95.1 million), representing a 4% decrease from RMB674.0 million in the first quarter of 2010 and a 7% decrease from RMB692.1 million in the second quarter of 2009. Shanda Games gross margin was 58.0% in the second quarter of 2010, compared to 59.0% in the first quarter of 2010 and 59.7% in the second quarter of 2009.

Shanda Online gross profit was RMB196.2 million (US$28.9 million), representing a 4% decrease from RMB203.4 million in the first quarter of 2010 and an 8% decrease from RMB213.4 million in the second quarter of 2009. Shanda Online gross margin was 78.8% in the second quarter of 2010, compared to 80.4% in the first quarter of 2010 and 81.9% in the second quarter of 2009.

Other businesses gross profit was RMB41.5 million (US$6.1 million), representing a 21% increase from RMB34.1 million in the first quarter of 2010 and a 27% decrease from RMB56.5 million in the second quarter of 2009. Other businesses’ gross margin was 15.4% in the second quarter of 2010, compared to 18.0% in the first quarter of 2010 and 52.5% in the second quarter of 2009. The sequential difference was mainly due to Ku6’s full-quarter consolidation of the operating results of its online video portal operations. Excluding Ku6, the gross margin from other businesses for the second quarter of 2010 was 40.2%, compared with 38.7% in the first quarter of 2010 and 52.5% in the same quarter last year.

Operating Income. Operating income was RMB233.1 million (US$34.3 million), compared to RMB355.1 million in the first quarter of 2010 and RMB513.4 million in the second quarter of 2009. Operating margin was 17.1% in the second quarter of 2010, compared to 27.1% in the first quarter of 2010 and 41.5% in the second quarter of 2009. Excluding Ku6, operating margin was 26.2% in the second quarter of 2010, compared to 33.5% in the first quarter of 2010 and 41.5% in the same quarter last year.

Non-GAAP(2) Operating Income. Non-GAAP operating income was RMB299.1 million (US$44.0 million), compared to RMB397.9 million in the first quarter of 2010 and RMB531.5 million in the second quarter of 2009. Non-GAAP operating margin was 22.0% in the second quarter of 2010, compared to 30.3% in the first quarter of 2010 and 43.0% in the second quarter of 2009. Excluding Ku6, non-GAAP operating margin was 31.2% in the second quarter of 2010, compared to 36.8% in the first quarter of 2010 and 43.0% in the same quarter last year.

Share-based compensation was RMB66.0 million (US$9.7 million) in the second quarter of 2010, compared to RMB42.8 million in the first quarter of 2010 and RMB18.1 million in the second quarter of 2009.

Income Tax Expense. Income tax expense was RMB43.6 million (US$6.4 million), compared to RMB125.2 million in the first quarter of 2010 and RMB110.3 million in the second quarter of 2009.

Net Income from continuing operations. Net Income from continuing operations was RMB181.9 million (US$26.8 million), compared to RMB286.3 million in the first quarter of 2010 and RMB434.0 million in the second quarter of 2009.

Net Income from discontinued operations. Net Income from discontinued operations reflects the operating results of Beijing Huayi Brothers Music Co., Ltd, which Hurray! (now known as Ku6 Media), agreed to sell to Huayi Brothers Media Corporation on May 14, 2010.

Net Income from discontinued operations for the second quarter of 2010 was RMB31.5 million (US$4.6 million), which includes a gain of RMB30.6 million from the disposal of Huayi Music in May 2010. The net loss from discontinued operations in the first quarter of 2010 was RMB0.9 million and nil in the second quarter of 2009.

Net Income Attributable to Ordinary Shareholders. Net income was RMB168.8 million (US$24.8 million), compared to RMB229.6 million in the first quarter of 2010 and RMB426.9 million in the second quarter of 2009. Earnings per diluted ADS in the second quarter of 2010 were RMB2.76 (US$0.40), compared to RMB3.34 in the first quarter of 2010 and RMB6.14 in the second quarter of 2009.

Non-GAAP(2) Net Income Attributable to Ordinary Shareholders. Non-GAAP net income was RMB234.8 million (US$34.5 million), compared to RMB272.4 million in the first quarter of 2010 and RMB445.0 million in the second quarter of 2009. Non-GAAP earnings per diluted ADS in the second quarter of 2010 were RMB3.84 (US$0.56), compared to RMB3.96 in the first quarter of 2010 and RMB6.40 in the second quarter of 2009.

Share Repurchase Program. During the second quarter of 2010, Shanda repurchased an aggregate of 5,259,355 ADSs.

Recent Business Highlights

On August 16, 2010, Shanda Online announced that in accordance with a public notice issued by the Chinese government on August 14, 2010, Shanda Online observed a national day of mourning on August 15, 2010 for victims of the landslide in Gansu province and suspended online game-related services. Shanda Online resumed its online game-related services on August 16, 2010.

On August 17, 2010, Hurray! Holding Co., Ltd. changed its name to Ku6 Media Co., Ltd., and has changed its trading symbol on the Nasdaq Global Market from HRAY to KUTV. Starting on August 17, 2010, the American Depositary Shares of Ku6 began trading on the Nasdaq Global Market under the symbol KUTV.

On August 17, 2010, Shanda and Ku6 announced that Shanda and Ku6 have completed the asset transactions entered into on June 1, 2010. Ku6 acquired 75% of an online audio business from Shanda in exchange for 415,384,615 newly issued ordinary shares of Ku6 and acquired the remaining 25% from a minority shareholder in exchange for 138,461,539 newly issued ordinary shares of Ku6. Shanda acquired Ku6’s recorded music and wireless value-added services businesses in exchange for an aggregate of US$37,243,904 in cash.

*Please visit Shanda’s website (http://www.snda.com) for details about these and other announcements.

Note to the Financial Information
The unaudited financial information disclosed above is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2010 is still in progress. Adjustments to these preliminary financial statements may be identified during the audit, which could result in significant differences from this preliminary unaudited financial information.

Non-GAAP Financial Measures
To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted operating income, adjusted net income and adjusted earnings per ADS, each of which is adjusted to exclude share-based compensation. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this press release.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the continuous growth of the Company, the success of any acquisitions or investments by the Company or any subsidiaries, the introduction of expansion packs to existing titles, the introduction and timing of new MMORPG game titles and the introduction of new casual game titles, the success of our online literature platform, the success of our online video operations, the signing and development of successful artist for our music business, and the success of our wireless value added business, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that there are delays in the localization and/or development of the MMORPGs and casual games to be released in 2010, the risk that such MMORPGs and casual games are not well received by users in China, the risk that the games fail to be commercialized or the commercialized results fail to meet the expectations of end users, the risk that our contract writers do not deliver appealing literature products, the risk that our online video website fails to attract advertisers or content providers, the risk that we fail to sign popular music artists or fail to continue to successful promote our existing artists, the risk that the laws and regulations in the PRC continue to prohibit or restrict offering of wireless valued added products, the risk that the Company fails to deliver continuous growth in 2010, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Interactive Entertainment Limited
Shanda Interactive Entertainment Limited (Nasdaq: SNDA) (“Shanda”) is a leading interactive entertainment media company in China, offering a broad array of online entertainment content on an integrated service platform to a large and diverse user base. Shanda offers its high quality entertainment content through its subsidiaries and affiliates, including Shanda Games, Shanda Literature, Ku6, and various other online community and business units. The broad variety of content ranges from massively multi-player online role-playing games (MMORPGs) and advanced casual games, to chess and board games, e-sports, literature, film, television, mobile ringtones music, and video etc. By providing a centralized platform through which Shanda can deliver its own content as well as third-party content, Shanda allows its users to interact with thousands of other users while enjoying some of the best entertainment content available in China today. Shanda: “Interaction enriches your life”. For more information about Shanda, please visit http://www.snda.com.

Contact
Shanda Interactive Entertainment Limited
Dahlia Wei, IR Associate Director
Elyse Liao, IR Senior Manager
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@snda.com

Christensen Investor Relations
China:
Paul Collins
Phone: +86 21 6468 0334
Email: pcollins@christensenir.com
United States:
Jerome Worley
Phone: +1-212-618-1978
Email: jworley@christensenir.com

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
(in millions)
	As of December 31, 2009	As of June 30, 2010
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	10,959.3	5,743.1	845.7
Restricted cash	54.5	4.3	0.6
Short-term investments	2,046.8	3,982.3	586.4
Marketable securities	20.8	16.8	2.5
Accounts receivable	115.7	193.3	28.5
Inventories	46.8	157.8	23.2
Due from related parties	0.4	2.4	0.4
Deferred licensing fees and related costs	56.3	43.8	6.5
Prepayments and other current assets	218.9	430.2	63.4
Deferre Deferred tax assets	118.2	96.3	14.2

Total current assets	13,637.7	10,670.3	1,571.4

Investment in equity investees	62.3	134.1	19.7
Property, equipment and software	481.4	545.7	80.4
Intangible assets	881.8	1,591.9	234.4
Goodwill	665.7	924.2	136.1
Long-term deposits	64.8	61.4	9.0
Long-term prepayments	206.5	259.5	38.2
Long-term assets	142.9	334.0	49.2
Non-current deferred tax assets	16.3	8.1	1.2

Total assets	16,159.4	14,529.2	2,139.6

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	104.9	332.6	49.0
Licensing fees payable	224.5	187.7	27.6
Taxes payable	205.5	109.1	16.1
Deferred revenue	452.3	433.8	63.9
Due to related parties	6.2	5.1	0.8
Short term loan	15.0	—	—
Other payables and accruals	787.5	883.9	130.1
Deferred tax liabilities	107.8	132.9	19.6

Total current liabilities	1,903.7	2,085.1	307.1

Non-current deferred tax liabilities	65.1	273.9	40.3
Non-current income tax liabilities	9.4	9.4	1.4
Long-term liabilities	1,030.5	1,067.0	157.1
Non-current deferred revenue	3.5	26.5	3.9

Total liabilities	3,012.2	3,461.9	509.8

Redeemable preferred shares issued by a subsidiary	157.9	163.7	24.1
Equity
Ordinary shares	11.3	9.9	1.5
Additional paid-in capital	8,345.5	7,211.9	1,062.0
Statutory reserves	196.3	207.0	30.5
Accumulated other comprehensive loss	(89.2)	(124.4)	(18.3)
Retained earnings	3,082.1	1,716.1	252.7

Total Shanda shareholder’ equity	11,546.0	9,020.5	1,328.4
Non-controlling interests	1,443.3	1,883.1	277.3

Total equity	12,989.3	10,903.6	1,605.7

Total liabilities and shareholders’ equity	16,159.4	14,529.2	2,139.6

	SHANDA INTERACTIVE ENTERTAINMENT LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)
	For the three months period ended,
	June 30,	March 31,	June 30,
	2009	2010 (Adjusted) (1)	2010	¡¡	¡¡
RMB		RMB	RMB		US$
Net revenues
Shanda Games	1,158.5	1,143.2	1,112.7		163.9
Shanda Online	260.6	253.1	248.9		36.7
Others	107.6	189.6	268.6		39.5
Elimination	(289.5)	(274.2)	(267.7)	¡¡	(39.5)

Total	1,237.2	1,311.7	1,362.5	¡¡	200.6

Cost of services
Shanda Games	(466.4)	(469.2)	(467.1)		(68.8)
Shanda Online	(47.2)	(49.7)	(52.7)		(7.8)
Others	(51.1)	(155.5)	(227.1)		(33.4)
Elimination	226.5	221.9	215.1	¡¡	31.7

Total	(338.2)	(452.5)	(531.8)	¡¡	(78.3)

Gross profit
Shanda Games	692.1	674.0	645.6		95.1
Shanda Online	213.4	203.4	196.2		28.9
Others	56.5	34.1	41.5		6.1
Elimination	(63.0)	(52.3)	(52.6)	¡¡	(7.8)

Total Overall gross profit margin	899.0	859.2	830.7	¡¡	122.3

Operating expenses:
Product development	(90.1)	(131.8)	(144.6)		(21.3)
Sales and marketing	(125.2)	(143.7)	(177.3)		(26.1)
General and administrative	(170.3)	(228.6)	(275.7)	¡¡	(40.6)

Total operating expenses	(385.6)	(504.1)	(597.6)	¡¡	(88.0)

Income from operations	513.4	355.1	233.1		34.3
Interest (expenses)/income, net	(9.0)	4.3	(1.6)		(0.2)
Other income/(expenses), net	45.4	54.3	(4.0)	¡¡	(0.6)

Income before income tax expenses, Equity in loss of affiliates	549.8	413.7	227.5		33.5
Income tax expense	(110.3)	(125.2)	(43.6)		(6.4)
Equity in loss of affiliates	(5.5)	(2.2)	(2.0)	¡¡	(0.3)

Net income from continuing operations	434.0	286.3	181.9	¡¡	26.8

Discontinued operations:
Net income(loss) from discontinued operations, net of tax	—	(0.9)	0.9		0.1
Gain from disposal of discontinued operations, net of tax	—	—	30.6	¡¡	4.5

Net income (loss) from discontinued operations, net of tax	—	(0.9)	31.5	¡¡	4.6

Net income	434.0	285.4	213.4	¡¡	31.4

Less: Net income attributable to non-controlling interests and redeemable preferred shares issued by a subsidiary	(7.1)	(55.8)	(44.6)	¡¡	(6.6)

Net income attributable to Shanda Interactive Entertainment Limited	426.9	229.6	168.8	¡¡	24.8

Earnings per share:
Basic	3.20	1.72	1.42		0.21
Diluted	3.07	1.67	1.38		0.20
Earnings per ADS:
Basic	6.40	3.44	2.84		0.42
Diluted	6.14	3.34	2.76		0.40
Weighted average ordinary shares outstanding:
Basic	133,572,853	133,445,884	119,109,584		119,109,584
Diluted	139,115,227	137,415,075	122,219,940		122,219,940
Weighted average ADS outstanding:
Basic	66,786,427	66,722,942	59,554,792		59,554,792
Diluted	69,557,613	68,707,538	61,109,970		61,109,970
Reconciliation from Non-GAAP measures to GAAP measures:
Non-GAAP operating income	531.5	397.9	299.1		44.0
Share-based compensation cost	(18.1)	(42.8)	(66.0)	¡¡	(9.7)

GAAP operating income	513.4	355.1	233.1	¡¡	34.3

Non-GAAP net income attributable to Shanda Interactive Entertainment Limited	445.0	272.4	234.8		34.5
Share-based compensation cost	(18.1)	(42.8)	(66.0)	¡¡	(9.7)

GAAP net income attributable to Shanda Interactive Entertainment Limited	426.9	229.6	168.8	¡¡	24.8

Non-GAAP diluted earnings per ADS	6.40	3.96	3.84		0.56
Share-based compensation cost per ADS	(0.26)	(0.62)	(1.08)	¡¡	(0.16)

GAAP diluted earnings per ADS	6.14	3.34	2.76	¡¡	0.40

(1)	Reflects the results from transaction of disposal of Huayi Music in accordance with the disclosure requirement of the U.S. GAAP.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)
	For the six months period ended,
	June 30,		June 30,
	2009	¡¡	2010
	RMB		RMB	US$
Net revenues
Shanda Games	2,198.5		2,255.9	332.2
Shanda Online	487.9		502.0	73.9
Others	189.8		458.2	67.5
Elimination	(531.9)	¡¡	(541.9)	(79.7)

Total	2,344.3	¡¡	2,674.2	393.9

Cost of services
Shanda Games	(881.1)		(936.3)	(137.9)
Shanda Online	(104.0)		(102.4)	(15.1)
Others	(93.9)		(382.6)	(56.3)
Elimination	434.7	¡¡	437.0	64.4

Total	(644.3)	¡¡	(984.3)	(144.9)

Gross profit
Shanda Games	1,317.4		1,319.6	194.3
Shanda Online	383.9		399.6	58.8
Others	95.9		75.6	11.2
Elimination	(97.2)	¡¡	(104.9)	(15.3)

Total Overall gross profit margin	1,700.0	¡¡	1,689.9	249.0

Operating expenses:
Product development	(189.0)		(276.4)	(40.7)
Sales and marketing	(222.2)		(321.0)	(47.3)
General and administrative	(319.7)	¡¡	(504.3)	(74.3)

Total operating expenses	(730.9)	¡¡	(1,101.7)	(162.3)

Income from operations	969.1		588.2	86.7
Interest (expenses)/income, net	(19.2)		2.7	0.4
Other income, net	74.9	¡¡	50.3	7.4

Income before income tax expenses, Equity in loss of affiliates	1,024.8		641.2	94.5
Income tax expense	(205.6)		(168.8)	(24.9)
Equity in loss of affiliates	(15.1)	¡¡	(4.2)	(0.6)

Net income from continuing operations	804.1	¡¡	468.2	69.0

Discontinued operations:
Net loss from discontinued operations, net of tax	—		*0.0	*0.0
Gain from disposal of discontinued operations, net of tax	—	¡¡	30.6	4.5

Net income from discontinued operations, net of tax	—	¡¡	30.6	4.5

Net income	804.1	¡¡	498.8	73.5

Less: Net income attributable to non-controlling interests and redeemable preferred shares issued by a subsidiary	(16.2)	¡¡	(100.4)	(14.8)

Net income attributable to Shanda Interactive Entertainment Limited	787.9	¡¡	398.4	58.7

Earnings per share:
Basic	5.86		3.16	0.46
Diluted	5.71		3.07	0.45
Earnings per ADS:
Basic	11.72		6.32	0.92
Diluted	11.42		6.14	0.90
Weighted average ordinary shares outstanding:
Basic	134,524,202		126,238,131	126,238,131
Diluted	138,037,181		129,777,905	129,777,905
Weighted average ADS outstanding:
Basic	67,262,101		63,119,066	63,119,066
Diluted	69,018,591		64,888,953	64,888,953
Reconciliation from Non-GAAP measures to GAAP measures:
Non-GAAP operating income	1000.9		697.0	102.7
Share-based compensation cost	(31.8)	¡¡	(108.8)	(16.0)

GAAP operating income	969.1	¡¡	588.2	86.7

Non-GAAP net income attributable to Shanda Interactive Entertainment Limited	819.7		507.2	74.7
Share-based compensation cost	(31.8)	¡¡	(108.8)	(16.0)

GAAP net income attributable to Shanda Interactive Entertainment Limited	787.9	¡¡	398.4	58.7

Non-GAAP diluted earnings per ADS	11.88		7.82	1.14
Share-based compensation cost per ADS	(0.46)	¡¡	(1.68)	(0.24)

GAAP diluted earnings per ADS	11.42	¡¡	6.14	0.90

*: Less than 0.1